EXHIBIT 99.1

China Lodging Group, Limited Reports Fourth Quarter and Full Year 2015 Financial Results

  A total of 2,763 hotels or 278,843 hotel rooms in operation as of December 31, 2015
  Net revenues increased 16.2% year-over-year to RMB1,506.3 million (US$232.5 million)1 for the fourth quarter and 16.3% to RMB5,774.6 million (US$891.4 million) for the full year of 2015, in line with the guidance previously announced.
  Adjusted EBITDA (non-GAAP) increased 55.4% year-over-year to RMB320.4 million (US$49.5 million) for the fourth quarter and increased 32.2% to RMB1,324.2 million (US$204.4 million) for the full year of 2015.
  Net income attributable to China Lodging Group, Limited was RMB70.8 million (US$10.9 million) for the fourth quarter and RMB436.6 million (US$67.4 million) for the full year of 2015, increasing 51.1% year-over-year for the fourth quarter and increasing 42.1% for the full year of 2015.
  Basic earnings per ADS2 were RMB1.13 (US$0.18) for the fourth quarter of 2015 and RMB6.97 (US$1.08) for the full year of 2015. Diluted earnings per ADS were RMB1.10 (US$0.17) for the fourth quarter of 2015 and RMB6.82 (US$1.05) for the full year of 2015. Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB1.36 (US$0.21) for the fourth quarter of 2015 and RMB7.81 (US$1.21) for the full year of 2015 and adjusted diluted earnings per ADS (non-GAAP) were RMB1.32 (US$0.20) for the fourth quarter of 2015 and RMB7.64 (US$1.18) for the full year of 2015.
  For full year of 2015, the Company repurchased 0.77 million ADS for $17.5 million; the Company also declared cash dividend of $0.68 per ADS in 2015 which was paid in early 2016.
  The Company provided guidance for Q1 2016 net revenues growth of 14% to 15% and full year 2016 net revenues growth of 12% to 15%.

SHANGHAI, China, March 10, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group”, “Huazhu” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Operational Highlights of Fourth Quarter 2015

  During the fourth quarter of 2015, the Company opened 4 leased (“leased-and-operated”) hotels and 192 manachised (“franchised-and-managed”) and franchised hotels, and closed 7 leased hotels and 14 manachised and franchised hotels.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding certain franchised Starway hotels), was RMB177 in the fourth quarter of 2015, compared with RMB176 in the fourth quarter of 2014 and RMB188 in the previous quarter. The year-over-year increase of 0.4% was mainly attributable to more favorable brand mix with an increased number of midscale hotels, which was partially offset by the city mix shifting toward lower-tier cities. The sequential decrease resulted mainly from seasonality.

  The occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 84.3% in the fourth quarter of 2015, compared with 86.5% in the fourth quarter of 2014 and 89.2% in the previous quarter. The year-over-year decrease was mainly due to soft macro economy and a dilutive impact from newly-opened hotels in lower-tier cities. The sequential decrease resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding certain franchised Starway hotels), was RMB149 in the fourth quarter of 2015, compared with RMB153 in the fourth quarter of 2014 and RMB167 in the previous quarter. The year-over-year decrease was a result of lower occupancy rate. The sequential decrease resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB154 for the fourth quarter of 2015, a 2.9% decrease from RMB158 for the fourth quarter of 2014, with a flattish ADR and a 2.6-percentage-point decrease in occupancy rate. The midscale and upscale hotels registered a 7.8% same-hotel RevPAR improvement, with a 4.7% increase in ADR and 2.4-percentage-point increase in occupancy rate.

Operational Highlights of Full Year 2015

  For the full year of 2015, the Company opened 22 leased hotels and 813 manachised and franchised hotels, and closed 17 leased hotels and 50 manachised and franchised hotels. As of December 31, 2015, the Company had 616 leased hotels, 2,067 manachised hotels, and 80 franchised hotels in operation in 352 cities. The number of hotel rooms in operation totaled 278,843, an increase of 33% from a year ago.

  As of December 31, 2015, the Company had 21 leased hotels and 656 manachised and franchised hotels contracted or under construction.

  For the full year of 2015, the ADR for all hotels in operation (excluding certain franchised Starway hotels) was RMB179, compared to RMB179 in 2014.

  For the full year of 2015, the occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 85.3%, compared with 89.0% in 2014. The decline in occupancy rate was mainly due to soft macro economy and a dilutive impact from newly-opened hotels in lower-tier cities.

  For the full year of 2015, the RevPAR for all hotels in operation (excluding certain franchised Starway hotels), was RMB153, a 4.1% decrease from RMB159 in 2014. The decrease was a result of lower occupancy rate.

  For all the hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB159 in 2015, a 3.6% decrease from RMB165 in 2014, with a 0.3% increase in ADR and a 3.5-percentage-point drop in occupancy rate. In 2015, the midscale and upscale hotels registered a 6.5% same-hotel RevPAR improvement, with a 5.5% increase in ADR and 0.8-percentage-point increase in occupancy rate.

  As of December 31, 2015, the Company’s loyalty program had more than 49 million members, who contributed more than 80% of room nights sold during the full year of 2015. In 2015, more than 90% of room nights were sold through the Company’s own channels.

Mr. Qi Ji, founder and executive Chairman of China Lodging Group, said, “Our business continues to perform well in 2015, with strong unit growth and improved margin. Our brands have a growing popularity among customers and franchisees. In 2015, we added a total of 68,888 rooms bringing our network to more than 278,000 rooms, about 73% under manachise and franchise models. In spite of the soft Chinese macro economy, our comparable mature hotels (in operation at least 18 months) achieved occupancy rate of 88%. In particular, our midscale and upscale hotels registered a 6.5% same-hotel RevPAR improvement.

“Our healthy balance sheet has allowed us to make investments in our business, while at the same time returning capital to shareholders. Our increasing unit growth and solid operational performance should continue to fuel improving margin, growing cash flow and steady returns to shareholders in the long term.” Mr. Ji added.

Fourth Quarter and Full Year of 2015 Financial Results

(RMB in thousands)	Q4 2014	Q3 2015	Q4 2015	2014 FY	2015 FY
Revenues:
Leased hotels	1,160,852	1,374,492	1,287,714	4,522,431	4,986,872
Manachised and franchised hotels	212,059	318,864	305,573	742,797	1,123,979
Total revenues	1,372,911	1,693,356	1,593,287	5,265,228	6,110,851
Less: business tax and related surcharges	(76,674)	(93,176)	(86,972)	(300,500)	(336,227)
Net revenues	1,296,237	1,600,180	1,506,315	4,964,728	5,774,624

Total revenues for the fourth quarter of 2015 were RMB1,593.3 million (US$246.0 million), representing a 16.1% year-over-year increase and a 5.9% sequential decrease. The year-over-year increase was primarily due to our hotel network expansion. The sequential decrease was due to seasonality.

Total revenues for the full year of 2015 were RMB6,110.9 million (US$943.4 million), representing an increase of 16.1% from the full year of 2014.

Total revenues from leased hotels for the fourth quarter of 2015 were RMB1,287.7 million (US$198.8 million), representing a 10.9% year-over-year increase and a 6.3% sequential decrease.

For the full year of 2015, total revenues from leased hotels were RMB4,986.9 million (US$769.8 million), representing a 10.3% year-over-year increase.

Total revenues from manachised and franchised hotels for the fourth quarter of 2015 were RMB305.6 million (US$47.2 million), representing a 44.1% year-over-year increase and a 4.2% sequential decrease.

For the full year of 2015, total revenues from manachised and franchised hotels were RMB 1,124.0 million (US$173.5 million), representing a 51.3% year-over-year increase. It accounts for 18.4% of total revenues, compared to 14.1% of total revenues for the year of 2014.

Net revenues for the fourth quarter of 2015 were RMB1,506.3 million (US$232.5 million), representing a 16.2% year-over-year increase and a 5.9% sequential decrease.

Net revenues for the full year of 2015 were RMB5,774.6 million (US$891.4 million), representing a 16.3% year-over-year increase.

(RMB in thousands)	Q4 2014	Q3 2015	Q4 2015	2014 FY	2015 FY
Operating costs and expenses:
Hotel operating costs	1,048,926	1,166,759	1,198,604	3,878,027	4,512,147
Selling and marketing expenses	65,179	42,383	46,791	187,435	179,568
General and administrative expenses	102,985	101,426	128,233	342,128	403,008
Pre-opening expenses	43,246	27,649	16,216	186,325	110,011
Total operating costs and expenses	1,260,336	1,338,217	1,389,844	4,593,915	5,204,734

Hotel operating costs for the fourth quarter of 2015 were RMB1,198.6 million (US$185.0 million), compared to RMB1,048.9 million in the fourth quarter of 2014 and RMB1,166.8 million in the previous quarter, representing a 14.3% year-over-year increase and a 2.7% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2015 were RMB1,196.3 million (US$184.7 million), representing 79.4% of net revenues, compared to 80.7% for the fourth quarter in 2014 and 72.7% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the increased proportion of revenues from manachised and franchised hotels. The sequential increase in the percentage was mainly due to the increased impairment loss from a few under-performing leased hotels.

For the full year of 2015, hotel operating costs were RMB4,512.1 million (US$696.6 million), compared to RMB3,878.0 million in 2014. Excluding share-based compensation, hotel operating costs (non-GAAP) were RMB4,503.3 million (US$695.2 million), representing 77.9% of net revenues, compared to 78.0% in 2014.

Selling and marketing expenses for the fourth quarter of 2015 were RMB46.8 million (US$7.2 million), compared to RMB65.2 million in the fourth quarter of 2014 and RMB42.4 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2015 were RMB46.7 million (US$7.2 million), or 3.1% of net revenues, compared to 5.0% for the fourth quarter of 2014 and 2.6% for the previous quarter. The year-over-year decrease was mainly attributable to lower marketing spending. The sequential increase was mainly due to increased cost associated with membership points in the fourth quarter.

For the full year of 2015, selling and marketing expenses were RMB179.6 million (US$27.7 million), compared to RMB187.4 million in 2014. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB178.7 million (US$27.6 million), representing 3.1% of net revenues, compared to 3.8% in 2014. The year-over-year decrease was mainly attributable to lower marketing spending.

General and administrative expenses for the fourth quarter of 2015 were RMB128.2 million (US$19.8 million), compared to RMB103.0 million in the fourth quarter of 2014 and RMB101.4 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2015 were RMB116.8 million (US$18.0 million), representing 7.7% of net revenues, compared with 7.9% of net revenues in the fourth quarter of 2014 and 5.7% in the previous quarter. The sequential increase in the percentage was mainly due to increased professional fees, personnel cost and decreased revenue base.

For the full year of 2015, general and administrative expenses were RMB403.0 million (US$62.2 million), compared to RMB342.1 million in 2014. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB360.2 million (US$55.6 million), representing 6.3% of net revenues, compared to 6.4% in 2014.

Pre-opening expenses for the fourth quarter of 2015 were RMB16.2 million (US$2.5 million), representing a 62.5% year-over-year decrease and a 41.4% sequential decrease. The decrease was mainly due to fewer leased hotels opened and in the pipeline in the fourth quarter of 2015.

Pre-opening expenses for the full year of 2015 were RMB110.0 million (US$17.0 million), compared to RMB186.3 million in 2014, representing a year-over-year decrease of 41.0%. The decrease in pre-opening expenses was mainly due to fewer leased hotel opened and in the pipeline in 2015. The pre-opening expenses as a percentage of net revenues decreased to 1.9% in 2015 from 3.8% in 2014.

Income from operations for the fourth quarter of 2015 was RMB130.6 million (US$20.2 million), compared to RMB48.8 million in the fourth quarter of 2014 and RMB281.7 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the fourth quarter of 2015 was RMB144.5 million (US$22.3 million), compared to adjusted income from operation (non-GAAP) of RMB51.0 million for the fourth quarter of 2014 and RMB294.6 million for the previous quarter. The adjusted operating margin, defined as adjusted operating income (non-GAAP) as percentage of net revenues, for the fourth quarter of 2015 was 9.7%, compared with 4.0% in the fourth quarter of 2014 and 18.4% in the previous quarter. The improved year-over-year adjusted operating margin was mainly due to a higher proportion of manachised and franchised business and cost control efforts. The sequential decrease in the margin was due to seasonality.

Income from operations for the full year of 2015 was RMB601.2 million (US$92.8 million), compared to RMB389.4 million in 2014. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the year of 2015 was RMB653.7 million (US$100.9 million), compared to RMB421.3 million for the year of 2014. The growth in income from operations was mainly attributable to increased contribution from manachised and franchised hotels in 2015. The adjusted operating margin (non-GAAP) for the year of 2015 was 11.4%, compared with 8.5% for the year of 2014. The improvement of 2.9-percentage-points in the adjusted operating margin was mainly due to a higher proportion of manachised and franchised business and cost control efforts in 2015.

Net income attributable to China Lodging Group, Limited for the fourth quarter of 2015 was RMB70.8 million (US$10.9 million), compared to RMB46.8 million in the fourth quarter of 2014 and RMB223.6 million in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the fourth quarter of 2015 was RMB84.7 million (US$13.1 million), representing a 72.7% year-over-year increase and a 64.2% sequential decrease.

Net income attributable to China Lodging Group, Limited for the full year of 2015 was RMB436.6 million (US$67.4 million), compared to RMB307.3 million in 2014. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group (non-GAAP) for the full year of 2015 was RMB489.1 million (US$75.5 million), compared to RMB339.3 million in 2014. The year-over-year increase of 44.2% was mainly attributable to the expanded hotel network, increased contribution from manachised and franchised business and lower pre-opening expenses, as a result of the Company’s continued asset-light strategy.

Basic and diluted earnings per share/ADS.  For the fourth quarter of 2015, basic and diluted earnings per share were RMB0.28 (US$0.04); basic earnings per ADS were RMB1.13 (US$0.18) and diluted earnings per ADS were RMB1.10 (US$0.17). For the fourth quarter of 2015, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB0.34 (US$0.05) and adjusted diluted earnings per share (non-GAAP) were RMB0.33 (US$0.05); adjusted basic earnings per ADS (non-GAAP) were RMB1.36 (US$0.21) and adjusted diluted earnings per ADS (non-GAAP) were RMB1.32 (US$0.20).

For the full year of 2015, basic earnings per share were RMB1.74 (US$0.27) and diluted earnings per share were RMB1.70 (US$0.26); basic earnings per ADS were RMB6.97 (US$1.08), while diluted earnings per ADS were RMB6.82 (US$1.05). For the full year of 2015, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB1.95 (US$0.30), while adjusted diluted earnings per share (non-GAAP) were RMB1.91 (US$0.29), and adjusted basic earnings per ADS (non-GAAP) were RMB7.81 (US$1.21), while adjusted diluted earnings per ADS (non-GAAP) were RMB7.64 (US$1.18).

EBITDA (non-GAAP) for the fourth quarter of 2015 was RMB306.5 million (US$47.3 million), compared with RMB204.0 million in the fourth quarter of 2014 and RMB451.9 million in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the fourth quarter of 2015 was RMB320.4 million (US$49.5 million), compared with RMB206.2 million for the fourth quarter of 2014 and RMB464.8 million for the previous quarter.

EBITDA (non-GAAP) for the full year of 2015 was RMB1,271.7 million (US$196.3 million), compared to RMB969.5 million in 2014. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the full year of 2015 was RMB1,324.2 million (US$204.4 million), compared with RMB1,001.5 million in 2014, representing a 32.2% year-over-year increase. The year-over-year increase was mainly due to the expansion of the Company’s hotel network. The adjusted EBITDA margin (non-GAAP) for the year of 2015 was 22.9%, compared with 20.2% for the year of 2014. The improvement of 2.7-percentage-points in adjusted EBITDA margin was mainly due to a higher proportion of manachised and franchised business in 2015.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB307.7 million (US$47.5 million) for the fourth quarter of 2015, compared with RMB247.3 million in the fourth quarter of 2014 and RMB433.4 million in the previous quarter. The hotel income from the leased hotels was RMB87.3 million (US$13.5 million) during the fourth quarter of 2015. The hotel income from the manachised and franchised hotels was RMB220.4 million (US$34.0 million) during the fourth quarter of 2015, or accounting for approximately 71.6% of total hotel income.

Hotel income (non-GAAP) for the full year of 2015 was RMB1,262.5 million (US$194.9 million), compared with RMB1,086.7 million for 2014. The hotel income from the leased hotels was RMB456.0 million (US$70.4 million) for the full year of 2015. The hotel income from the manachised and franchised hotels was RMB806.5 million (US$124.5 million) during the full year of 2015, or accounting for approximately 63.9% of total hotel income.

Cash flow. Operating cash inflow for the fourth quarter of 2015 was RMB578.3 million (US$89.3 million). Investing cash inflow for the fourth quarter was RMB114.3 million (US$17.7 million).

Operating cash inflow for the full year of 2015 was RMB1,749.7 million (US$270.1 million), representing an increase of 20.3% from 2014. The significant growth was mainly due to the Company’s fast network expansion with manachise and franchise models. Investing cash outflow for the full year of 2015 was RMB1,550.4 million (US$239.3 million), representing an increase of 45.8% from 2014. The increase was mainly attributable to the purchase of Home Inns ADS from the open market in the second and third quarter of 2015.

Cash and cash equivalents and Restricted cash. As of December 31, 2015, the Company had a total balance of cash and cash equivalents, restricted cash of RMB1,598.3 million (US$246.7 million).

Debt financing. As of December 31, 2015, the Company had a short-term loan balance of RMB324.7 million and the total credit facility available to the Company was RMB499.3 million.

Accor-Huazhu Alliance Transaction

In January 2016, China Lodging Group completed the transaction of strategic alliance with AccorHotels. The Company has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region. China Lodging Group takes a non-controlling stake of 29.3% and two board seats in a joint venture for AccorHotels Luxury and Upscale hotel operating platform in Greater China. AccorHotels has a 10.8% stake in of China Lodging Group, including newly issued 24,895,543 ordinary shares at a price of $6.6375 per ordinary share (or 9.0% of China Lodging Group’s outstanding shares after issuance; 4 ordinary shares=1 American depositary shares) and the Company’s American depositary shares purchased by AccorHotels from the open market. Sebastien Bazin, Chaiman and CEO of AccorHotels, has been appointed to China Lodging Group’s Board of Directors.

Business Outlook and Guidance for 2016

“We remain positive about the long-term prospects about China travel industry. In 2016, we continue our consistent execution of asset-light and multiple-brand strategy. We plan to open 750 to 800 hotels, with 80% for economy hotels and 20% for midscale and upscale hotels. The manachised and franchised hotels continue to be the vast majority of our new openings in 2016, which is similar to 2015.” commented Mr. Ji.

In the first quarter of 2016, the Company expects net revenues to grow 14% to 15% year-over-year. For the full year 2016, the Company expects net revenues to grow 12% to 15% from 2015.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

China Lodging Group’s management will host a conference call at 8 p.m. ET, Thursday, March 10, 2016 (or 9 a.m. on Friday, March 11, 2016 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 5380 2516.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through March 18, 2016. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 5380 2516.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA excluding share-based compensation expenses; adjusted EBITDA margin excluding share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA, adjusted EBITDA, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of December 31, 2015, the Company had 2,763 hotels or 278,843 rooms in operation in 352 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of December 31, 2015, China Lodging Group operates 27 percent of its hotel rooms under lease model, 73 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.4778 on December 31, 2015 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company’s ordinary shares.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2014	September 30, 2015	December 31, 2015
	RMB	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	808,865	799,228	1,237,838	191,089
Restricted cash	-	580,000	360,500	55,652
Short-term investments	26,615	471,863	533,215	82,314
Accounts receivable, net	89,243	89,516	93,956	14,504
Amounts due from related parties	16,293	16,023	16,157	2,494
Prepaid rent	385,158	450,779	429,588	66,317
Inventories	29,882	25,818	24,529	3,787
Other current assets	160,582	143,869	167,995	25,934
Deferred tax assets	80,026	80,026	98,200	15,160
Total current assets	1,596,664	2,657,122	2,961,978	457,251

Property and equipment, net	3,907,343	3,795,565	3,805,886	587,527
Intangible assets, net	104,537	110,162	144,812	22,355
Long-term investments	229,005	301,376	356,578	55,046
Goodwill	64,654	64,654	108,344	16,726
Other assets	197,233	201,991	195,446	30,172
Deferred tax assets	83,470	83,470	120,477	18,598
Total assets	6,182,906	7,214,340	7,693,521	1,187,675

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	-	594,812	324,680	50,122
Accounts payable	640,691	535,183	585,347	90,362
Amounts due to related parties	6,403	8,362	7,653	1,181
Salary and welfare payable	186,051	130,593	210,955	32,566
Deferred revenue	514,268	629,748	705,607	108,927
Accrued expenses and other current liabilities	313,017	375,795	576,160	88,944
Dividends payable	-	-	276,261	42,647
Income tax payable	59,630	44,795	102,810	15,871
Deferred tax liabilities	701	701	1,465	226
Total current liabilities	1,720,761	2,319,989	2,790,938	430,846

Deferred rent	830,414	922,542	945,192	145,912
Deferred revenue	155,395	176,485	180,861	27,920
Amounts due to related parties	4,083	2,042	-	-
Other long-term liabilities	215,762	262,057	275,954	42,600
Deferred tax liabilities	37,778	37,778	59,828	9,237
Total liabilities	2,964,193	3,720,893	4,252,773	656,515

Equity:
Ordinary shares	184	185	186	29
Treasury share	-	(107,332)	(107,331)	(16,569)
Additional paid-in capital	2,381,568	2,435,661	2,470,099	381,318
Retained earnings	847,220	1,213,062	1,007,559	155,540
Accumulated other comprehensive income (loss)	(12,008)	(50,346)	59,596	9,200
Total China Lodging Group, Limited shareholders' equity	3,216,964	3,491,230	3,430,109	529,518
Noncontrolling interest	1,749	2,217	10,639	1,642
Total equity	3,218,713	3,493,447	3,440,748	531,160
Total liabilities and equity	6,182,906	7,214,340	7,693,521	1,187,675

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended				Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	1,160,852	1,374,492	1,287,714	198,789	4,522,431	4,986,872	769,840
Manachised and franchised hotels	212,059	318,864	305,573	47,172	742,797	1,123,979	173,512
Total revenues	1,372,911	1,693,356	1,593,287	245,961	5,265,228	6,110,851	943,352
Less: business tax and related surcharges	(76,674)	(93,176)	(86,972)	(13,426)	(300,500)	(336,227)	(51,904)
Net revenues	1,296,237	1,600,180	1,506,315	232,535	4,964,728	5,774,624	891,448

Operating costs and expenses:
Hotel operating costs:
Rents	(414,525)	(459,805)	(470,567)	(72,643)	(1,543,651)	(1,804,532)	(278,572)
Utilities	(83,723)	(82,475)	(85,288)	(13,166)	(323,837)	(341,620)	(52,737)
Personnel costs	(210,210)	(247,161)	(232,662)	(35,917)	(788,973)	(919,555)	(141,955)
Depreciation and amortization	(152,386)	(161,178)	(164,890)	(25,455)	(558,833)	(645,058)	(99,580)
Consumables, food and beverage	(121,754)	(125,703)	(130,017)	(20,071)	(454,795)	(485,099)	(74,886)
Others	(66,328)	(90,437)	(115,180)	(17,781)	(207,938)	(316,283)	(48,826)
Total hotel operating costs	(1,048,926)	(1,166,759)	(1,198,604)	(185,033)	(3,878,027)	(4,512,147)	(696,556)
Selling and marketing expenses	(65,179)	(42,383)	(46,791)	(7,223)	(187,435)	(179,568)	(27,720)
General and administrative expenses	(102,985)	(101,426)	(128,233)	(19,796)	(342,128)	(403,008)	(62,214)
Pre-opening expenses	(43,246)	(27,649)	(16,216)	(2,503)	(186,325)	(110,011)	(16,983)
Total operating costs and expenses	(1,260,336)	(1,338,217)	(1,389,844)	(214,555)	(4,593,915)	(5,204,734)	(803,473)
Other operating income	12,947	19,718	14,111	2,178	18,551	31,264	4,827
Income from operations	48,848	281,681	130,582	20,158	389,364	601,154	92,802
Interest income	7,872	6,277	9,007	1,390	23,162	26,712	4,124
Interest expense	(173)	(1,908)	(1,606)	(248)	(1,533)	(3,854)	(595)
Other income (expense)	(417)	(766)	2,064	319	4,749	4,083	630
Foreign exchange gain (loss)	(17)	6,793	4,533	700	(246)	7,814	1,206
Income before income taxes	56,113	292,077	144,580	22,319	415,496	635,909	98,167
Income tax expense	(8,755)	(67,290)	(73,742)	(11,384)	(113,105)	(196,529)	(30,339)
Net income	47,358	224,787	70,838	10,935	302,391	439,380	67,828
Less: net loss (income) attributable to noncontrolling interests	(517)	(1,138)	(78)	(12)	4,957	(2,780)	(429)
Net income attributable to China Lodging Group, Limited	46,841	223,649	70,760	10,923	307,348	436,600	67,399
Other comprehensive income
Unrealized securities holding gains (losses), net of tax	(30,847)	(68,357)	106,600	16,456	28,458	68,069	10,508
Foreign currency translation adjustments, net of tax	(1,126)	1,789	3,342	516	(1,082)	3,535	546
Comprehensive income	15,385	158,219	180,780	27,907	329,767	510,984	78,882
Comprehensive loss (income) attributable to the noncontrolling interest	(517)	(1,138)	(78)	(12)	4,957	(2,780)	(429)
Comprehensive income attributable to China Lodging Group, Limited	14,868	157,081	180,702	27,895	334,724	508,204	78,453

Earnings per share:
Basic	0.19	0.89	0.28	0.04	1.23	1.74	0.27
Diluted	0.18	0.87	0.28	0.04	1.21	1.70	0.26

Earnings per ADS:
Basic	0.75	3.58	1.13	0.18	4.94	6.97	1.08
Diluted	0.74	3.49	1.10	0.17	4.86	6.82	1.05

Weighted average number of shares used in computation:
Basic	249,642	249,956	249,674	249,674	248,958	250,533	250,533
Diluted	253,906	256,083	256,546	256,546	253,004	256,104	256,104

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended				Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	47,358	224,787	70,838	10,935	302,391	439,380	67,828
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,199	12,938	13,909	2,147	31,937	52,535	8,110
Depreciation and amortization	156,096	165,302	169,355	26,144	570,722	661,404	102,103
Deferred taxes	(42,391)	-	(42,673)	(6,588)	(42,391)	(50,149)	(7,742)
Bad debt expenses	3,022	348	1,909	295	4,770	1,997	308
Deferred rent	58,172	37,482	32,440	5,008	182,580	130,301	20,115
Loss (gain) from disposal of property and equipment	(522)	-	(5,519)	(852)	803	(5,519)	(852)
Impairment loss	13,868	34,735	50,368	7,776	27,391	95,608	14,759
Investment loss (income)	898	477	(1,975)	(305)	(4,902)	129	20
Excess tax benefit from share-based compensation	(2,867)	(1,790)	(7,833)	(1,209)	(11,697)	(12,838)	(1,982)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	9,119	4,159	(5,419)	(836)	(18,773)	(5,749)	(888)
Prepaid rent	(13,353)	(30,510)	21,191	3,271	(21,577)	(44,430)	(6,859)
Inventories	2,876	1,553	1,888	291	4,130	5,952	919
Amounts due from related parties	-	-	-	-	256	-	-
Other current assets	11,669	(481)	(27,515)	(4,248)	(42,369)	(15,518)	(2,395)
Other assets	(6,861)	(4)	6,544	1,010	(13,220)	1,787	276
Accounts payable	4,045	(7,763)	8,187	1,264	18,016	14,194	2,191
Amounts due to related parties	(554)	(1,574)	1,332	206	810	1,250	193
Salary and welfare payables	83,441	(29,622)	79,990	12,348	38,813	24,532	3,787
Deferred revenue	63,235	54,260	80,235	12,386	253,562	216,805	33,469
Accrued expenses and other current liabilities	24,380	26,481	58,797	9,077	58,995	121,502	18,757
Income tax payable and receivable	17,693	11,075	58,255	8,993	45,274	56,019	8,647
Other long-term liabilities	25,949	10,642	13,968	2,156	68,494	60,481	9,337
Net cash provided by operating activities	457,472	512,495	578,272	89,269	1,454,015	1,749,673	270,101

Investing activities:
Purchases of property and equipment	(219,024)	(128,910)	(119,380)	(18,429)	(930,922)	(640,222)	(98,833)
Purchases of intangibles	(5,629)	(444)	(1,182)	(182)	(10,423)	(8,818)	(1,361)
Amount received as a result of government zoning	-	-	5,721	883	10,557	6,721	1,038
Acquisitions, net of cash received	(2,160)	(460)	(3,633)	(561)	(16,050)	(19,153)	(2,957)
Proceeds from disposal of subsidiary and branch	1,000	2,500	2,500	386	18,484	5,000	772
Purchase of long-term investments	(14,789)	(72,437)	(36,168)	(5,583)	(191,064)	(137,707)	(21,258)
Proceeds from sale of long-term investments	4,345	4,007	19,007	2,934	88,266	29,139	4,498
Payment for shareholder loan to joint venture	(734)	-	(134)	(21)	(15,640)	(1,386)	(214)
Collection of shareholder loan from joint venture	-	773	-	-	-	1,522	235
Purchase of short-term investments	(19,710)	(207,916)	-	-	(75,210)	(455,811)	(70,365)
Proceeds from sales of short-term investments	55,499	885	28,109	4,339	55,499	30,858	4,764
Decrease (increase) in restricted cash	-	(580,000)	219,500	33,885	3,317	(360,500)	(55,652)
Net cash provided by (used in) investing activities	(201,202)	(982,002)	114,340	17,651	(1,063,186)	(1,550,357)	(239,333)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	12,624	1,917	10,970	1,694	20,985	22,619	3,492
Payment of share repurchase	-	(107,331)	-	-	-	(107,331)	(16,569)
Proceeds from short-term debt	-	489,376	-	-	300,000	589,376	90,984
Repayment of short-term debt	(300,000)	(13,581)	(269,424)	(41,592)	(300,000)	(283,516)	(43,767)
Funds advanced from noncontrolling interest holders	-	-	5,432	839	-	5,432	839
Repayment of funds advanced from noncontrolling interest holders	(340)	(100)	(120)	(19)	(1,559)	(900)	(139)
Acquisition of noncontrolling interest	(2,042)	(2,042)	(2,042)	(315)	(4,083)	(4,083)	(630)
Contribution from noncontrolling interest holders	(7,000)	-	200	31	-	2,450	378
Dividend paid to noncontrolling interest holders	(1,333)	(475)	(120)	(19)	(5,357)	(4,604)	(711)
Excess tax benefit from share-based compensation	2,867	1,790	7,833	1,209	11,697	12,838	1,982
Net cash provided by (used in) financing activities	(295,224)	369,554	(247,271)	(38,172)	21,683	232,281	35,859

Effect of exchange rate changes on cash and cash equivalents	(1,703)	5,705	(6,731)	(1,039)	(1,082)	(2,624)	(405)

Net increase (decrease) in cash and cash equivalents	(40,657)	(94,248)	438,610	67,709	411,430	428,973	66,222
Cash and cash equivalents at the beginning of the period	849,522	893,476	799,228	123,380	397,435	808,865	124,867
Cash and cash equivalents at the end of the period	808,865	799,228	1,237,838	191,089	808,865	1,237,838	191,089

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,198,604	79.6%	2,352	0.2%	1,196,252	79.4%
Selling and marketing expenses	46,791	3.1%	100	0.0%	46,691	3.1%
General and administrative expenses	128,233	8.5%	11,457	0.8%	116,776	7.7%
Pre-opening expenses	16,216	1.1%	-	0.0%	16,216	1.1%
Total operating costs and expenses	1,389,844	92.3%	13,909	1.0%	1,375,935	91.3%
Income from operations	130,582	8.7%	13,909	1.0%	144,491	9.7%

	Quarter Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	185,033	79.6%	363	0.2%	184,670	79.4%
Selling and marketing expenses	7,223	3.1%	15	0.0%	7,208	3.1%
General and administrative expenses	19,796	8.5%	1,769	0.8%	18,027	7.7%
Pre-opening expenses	2,503	1.1%	-	0.0%	2,503	1.1%
Total operating costs and expenses	214,555	92.3%	2,147	1.0%	212,408	91.3%
Income from operations	20,158	8.7%	2,147	1.0%	22,305	9.7%

	Quarter Ended September 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,166,759	72.9%	2,910	0.2%	1,163,849	72.7%
Selling and marketing expenses	42,383	2.6%	246	0.0%	42,137	2.6%
General and administrative expenses	101,426	6.3%	9,782	0.6%	91,644	5.7%
Pre-opening expenses	27,649	1.7%	-	0.0%	27,649	1.7%
Total operating costs and expenses	1,338,217	83.5%	12,938	0.8%	1,325,279	82.7%
Income from operations	281,681	17.6%	12,938	0.8%	294,619	18.4%

	Quarter Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,048,926	80.9%	2,075	0.2%	1,046,851	80.7%
Selling and marketing expenses	65,179	5.0%	289	0.0%	64,890	5.0%
General and administrative expenses	102,985	7.9%	(165)	0.0%	103,150	7.9%
Pre-opening expenses	43,246	3.3%	-	0.0%	43,246	3.3%
Total operating costs and expenses	1,260,336	97.1%	2,199	0.2%	1,258,137	96.9%
Income from operations	48,848	3.8%	2,199	0.2%	51,047	4.0%

	Year Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	4,512,147	78.1%	8,835	0.2%	4,503,312	77.9%
Selling and marketing expenses	179,568	3.1%	907	0.0%	178,661	3.1%
General and administrative expenses	403,008	7.0%	42,793	0.7%	360,215	6.3%
Pre-opening expenses	110,011	1.9%	-	0.0%	110,011	1.9%
Total operating costs and expenses	5,204,734	90.1%	52,535	0.9%	5,152,199	89.2%
Income from operations	601,154	10.5%	52,535	0.9%	653,689	11.4%

	Year Ended December 31, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	696,556	78.1%	1,364	0.2%	695,192	77.9%
Selling and marketing expenses	27,720	3.1%	140	0.0%	27,580	3.1%
General and administrative expenses	62,214	7.0%	6,606	0.7%	55,608	6.3%
Pre-opening expenses	16,983	1.9%	-	0.0%	16,983	1.9%
Total operating costs and expenses	803,473	90.1%	8,110	0.9%	795,363	89.2%
Income from operations	92,802	10.5%	8,110	0.9%	100,912	11.4%

	Year Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	3,878,027	78.1%	6,830	0.1%	3,871,197	78.0%
Selling and marketing expenses	187,435	3.8%	939	0.0%	186,496	3.8%
General and administrative expenses	342,128	6.9%	24,168	0.5%	317,960	6.4%
Pre-opening expenses	186,325	3.8%	-	0.0%	186,325	3.8%
Total operating costs and expenses	4,593,915	92.6%	31,937	0.6%	4,561,978	92.0%
Income from operations	389,364	7.9%	31,937	0.6%	421,301	8.5%

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended				Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	46,841	223,649	70,760	10,923	307,348	436,600	67,399
Share-based compensation expenses	2,199	12,938	13,909	2,147	31,937	52,535	8,110
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	49,040	236,587	84,669	13,070	339,285	489,135	75,509

Earnings per share (GAAP)
Basic	0.19	0.89	0.28	0.04	1.23	1.74	0.27
Diluted	0.18	0.87	0.28	0.04	1.21	1.70	0.26

Earnings per ADS (GAAP)
Basic	0.75	3.58	1.13	0.18	4.94	6.97	1.08
Diluted	0.74	3.49	1.10	0.17	4.86	6.82	1.05

Adjusted earnings per share (non-GAAP)
Basic	0.20	0.95	0.34	0.05	1.36	1.95	0.30
Diluted	0.19	0.92	0.33	0.05	1.34	1.91	0.29

Adjusted earnings per ADS (non-GAAP)
Basic	0.79	3.79	1.36	0.21	5.45	7.81	1.21
Diluted	0.77	3.70	1.32	0.20	5.36	7.64	1.18

Weighted average number of shares used in computation
Basic	249,642	249,956	249,674	249,674	248,958	250,533	250,533
Diluted	253,906	256,083	256,546	256,546	253,004	256,104	256,104

	Quarter Ended				Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	46,841	223,649	70,760	10,923	307,348	436,600	67,399
Interest income	(7,872)	(6,277)	(9,007)	(1,390)	(23,162)	(26,712)	(4,124)
Interest expenses	173	1,908	1,606	248	1,533	3,854	595
Income tax expense	8,755	67,290	73,742	11,384	113,105	196,529	30,339
Depreciation and amortization	156,096	165,302	169,355	26,144	570,722	661,404	102,103
EBITDA (non-GAAP)	203,993	451,872	306,456	47,309	969,546	1,271,675	196,312
Share-based Compensation	2,199	12,938	13,909	2,147	31,937	52,535	8,110
Adjusted EBITDA (non-GAAP)	206,192	464,810	320,365	49,456	1,001,483	1,324,210	204,422

	Quarter Ended				Year Ended
	December 31, 2014	September 30, 2015	December 31, 2015		December 31, 2014	December 31, 2015
	RMB	RMB	RMB	US$		RMB	US$
	(in thousands)

Net revenues (GAAP)	1,296,237	1,600,180	1,506,315	232,535	4,964,728	5,774,624	891,448
Less: Hotel operating costs	(1,048,926)	(1,166,759)	(1,198,604)	(185,033)	(3,878,027)	(4,512,147)	(696,556)
Hotel income (non-GAAP)	247,311	433,421	307,711	47,502	1,086,701	1,262,477	194,892

China Lodging Group, Limited
Operational Data
	As of
	December 31,	September 30,	December 31,
	2014	2015	2015
Total hotels in operation:	1,995	2,588	2,763
Leased hotels	611	619	616
Manachised hotels	1,376	1,899	2,067
Franchised hotels	8	70	80
Total hotel rooms in operation	209,955	264,076	278,843
Leased hotels	72,335	75,384	75,436
Manachised hotels	136,689	182,663	196,737
Franchised hotels	931	6,029	6,670
Number of cities	300	342	352

	For the quarter ended
	December 31,	September 30,	December 31,
	2014	2015	2015
Occupancy rate (as a percentage)
Leased hotels	87.2%	90.5%	85.8%
Manachised hotels	86.2%	89.0%	84.2%
Franchised hotels	N/A	73.3%	67.4%
Blended	86.5%	89.2%	84.3%
Average daily room rate (in RMB)
Leased hotels	190	207	201
Manachised hotels	169	179	167
Franchised hotels	N/A	187	172
Blended	176	188	177
RevPAR (in RMB)
Leased hotels	166	188	172
Manachised hotels	145	159	141
Franchised hotels	N/A	137	116
Blended	153	167	149

	For the full year ended
	December 31,	December 31,
	2014	2015
Occupancy rate (as a percentage)
Leased hotels	88.9%	86.6%
Manachised hotels	89.0%	85.0%
Franchised hotels	N/A	70.1%
Blended	89.0%	85.3%
Average daily room rate (in RMB)
Leased hotels	190	198
Manachised hotels	172	170
Franchised hotels	N/A	177
Blended	179	179
RevPAR (in RMB)
Leased hotels	169	172
Manachised hotels	153	145
Franchised hotels	N/A	124
Blended	159	153

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter and full year

	As of and for the quarter ended
	December 31,
	2014	2015
Total	1,612	1,612
Leased hotels	568	568
Manachised hotels	1,044	1,044
Occupancy rate (as a percentage)	89.0%	86.4%
Average daily room rate (in RMB)	178	178
RevPAR (in RMB)	158	154

	As of and for full year ended
	December 31,
	2014	2015
Total	1,612	1,612
Leased hotels	568	568
Manachised hotels	1,044	1,044
Occupancy rate (as a percentage)	91.4%	87.9%
Average daily room rate (in RMB)	181	181
RevPAR (in RMB)	165	159

Hotel breakdown by segment

	Number of Hotels in Operation	Number of Hotel Rooms in Operation	Number of Hotels	Number of Rooms
	As of December 31, 2015	As of December 31, 2015	Net Added in 2015	Net Added in 2015
Economy hotels	2,453	238,156	634	52,197
Hanting Hotel	2,003	205,577	355	33,236
Leased hotels	495	57,277	(7)	(29)
Manachised hotels	1,508	148,300	362	33,265
Hi Inn	302	21,340	144	8,789
Leased hotels	38	3,698	(3)	(197)
Manachised hotels	251	16,725	134	8,069
Franchised hotels	13	917	13	917
Elan Hotel	148	11,239	135	10,172
Manachised hotels	128	9,837	115	8,770
Franchised hotels	20	1,402	20	1,402
Midscale and upscale hotels	310	40,687	134	16,691
JI Hotel	186	27,559	69	10,507
Leased hotels	75	13,195	13	2,935
Manachised hotels	111	14,364	56	7,572
Starway Hotel	118	12,138	63	5,817
Leased hotels	4	604	1	153
Manachised hotels	67	7,183	23	2,244
Franchised hotels	47	4,351	39	3,420
Joya Hotel	3	515	-	-
Leased hotels	2	315	-	-
Manachised hotels	1	200	-	-
Manxin Hotels & Resorts	2	236	1	128
Leased hotels	1	108	-	-
Manachised hotels	1	128	1	128
Mercure Hotel	1	239	1	239
Leased hotels	1	239	1	239
Total	2,763	278,843	768	68,888

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,		yoy change	December 31,		yoy change	December 31,		yoy change
	2014	2015	2014	2015		2014	2015		2014	2015
Economy hotels	1,491	1,491	152	145	-4.6%	169	167	-1.2%	90%	87%	-3.1%
Leased hotels	510	510	156	147	-5.3%	175	173	-0.9%	89%	85%	-4.0%
Manachised and franchised hotels	981	981	149	143	-4.2%	166	163	-1.5%	90%	87%	-2.5%
Midscale and upscale hotels	121	121	224	241	7.8%	270	282	4.7%	83%	85%	2.4%
Leased hotels	58	58	245	276	12.5%	291	308	5.8%	84%	90%	5.3%
Manachised and franchised hotels	63	63	195	196	0.4%	240	245	2.4%	81%	80%	-1.6%
Total	1,612	1,612	158	154	-2.9%	178	178	0.0%	89%	86%	-2.6%

	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the year ended			For the year ended			For the year ended
	December 31,		December 31,		yoy change	December 31,		yoy change	December 31,		yoy change
	2014	2015	2014	2015		2014	2015		2014	2015
Economy hotels	1,491	1,491	159	152	-4.9%	173	172	-0.8%	92%	88%	-3.9%
Leased hotels	510	510	162	154	-4.7%	178	177	-0.5%	91%	87%	-3.9%
Manachised and franchised hotels	981	981	158	150	-5.1%	170	169	-1.0%	93%	89%	-3.8%
Midscale and upscale hotels	121	121	232	247	6.5%	275	290	5.5%	84%	85%	0.8%
Leased hotels	58	58	253	277	9.2%	295	314	6.5%	86%	88%	2.2%
Manachised and franchised hotels	63	63	202	204	1.2%	246	252	2.8%	82%	81%	-1.2%
Total	1,612	1,612	165	159	-3.6%	181	181	0.3%	91%	88%	-3.5%

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel:  +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com